Filed pursuant to Rule 424(b)(3)
Registration No. 333-160385
Prospectus
4,000,000 Shares
TERREMARK WORLDWIDE, INC.
Common Stock
     The shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholder named herein. The selling stockholder, or its permitted pledgees, donees, transferees or other successors-in-interest may offer and sell under this prospectus up to 4,000,000 shares of common stock of Terremark Worldwide, Inc. from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the selling stockholder’s sale of such shares.
     Our common stock is listed on the NASDAQ Global Market under the symbol “TMRK.” On July 16, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $5.14 per share.

     Investing in our common stock involves risks. See “Risk Factors” on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 17, 2009

     You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or free writing prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the dates of the specific information. Our business, financial condition, results of operations and prospects may have changed since those dates. See “Where You Can Find More Information About Terremark.”

FORWARD-LOOKING INFORMATION
     This prospectus and the information incorporated by reference herein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. These forward-looking statements are based on our current expectations, are not guarantees of future performance and are subject to a number of risks, uncertainties, assumptions and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those anticipated in such forward-looking statements. Important factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to:
•	economic downturns, reduced capital expenditures, consolidation and technological and regulatory changes in our customers’ industries;

•	our substantial losses and potential future losses;

•	the highly competitive nature of our industry;

•	uncertainties in government contracts, which make up a significant portion of our revenues;

•	failure to meet customer specifications and expectations, which could result in lost revenues, increased expenses and negative publicity;

•	difficulties in the development and deployment of new infrastructure systems and applications;

•	interruptions in, or degradation of, our private transit Internet connections;

•	failure of our network infrastructure;

•	our dependence on products and services of third-party providers;

•	our failure to compete effectively against current and future competitors;

•	our inability to protect our intellectual property and trade secrets and prevent their use by third parties;

•	our infringement on the intellectual property of others;

•	an increase in operating costs;

•	claims, litigation or other potential liabilities;

•	government regulation and other legal uncertainties;

•	changes in the international economic, political, legal, accounting and business conditions;

•	debt service obligations that require the use of substantial amounts of cash;

•	our substantial leverage and indebtedness;

•	delisting by the NASDAQ and difficulty in selling our common stock;

•	power outages or shortages and increased costs of energy;

•	our ability to attract and retain qualified managers and skilled employees;

•	challenges and difficulties in implementing our expansion plan;

•	disruptions in the capital and credit markets caused by the world-wide financial crisis;

•	the other factors referenced in this prospectus, including, without limitation, under “Risk Factors”; and

•	other risks detailed from time to time in the reports filed by us with the Securities and Exchange Commission.
     We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. If any of the foregoing risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or in imply by any of our forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan and assume no obligation to publicly update or revise any forward-looking statements contained herein after the date of this prospectus, whether as a result of any new information, future events or otherwise.

PROSPECTUS SUMMARY
     This prospectus summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including our consolidated financial statements and related notes and risk factors included in our most recently filed Form 10-K in each case as updated or supplemented by subsequent periodic reports that we file with the Securities and Exchange Commission, before making an investment decision. Unless the context requires otherwise, as used in this prospectus the terms “Terremark,” “we,” “us,” and “our” refer to Terremark Worldwide, Inc., a Delaware corporation.
Our Company
     We are a global provider of managed IT solutions with data centers in the United States, Europe and Latin America. We provide carrier neutral colocation, managed services and exchange point services to approximately 1,100 customers worldwide across a broad range of sectors, including enterprises, government agencies, systems integrators, Internet content and portal companies and the world’s largest network providers. We house and manage our customers’ mission-critical IT infrastructure, enabling our customers to reduce capital and operational expenses while improving application performance, availability and security. As a result of our expertise and our full suite of product offerings, customers find it more cost effective and secure to contract us rather than hire dedicated IT staff. Furthermore, as a carrier neutral provider we have more than 160 competing carriers connected to our data centers enabling our customers to realize significant cost savings and easily scale their network requirements to meet their growth. We continue to see an increase in outsourcing as customers face escalating operating and capital expenditures and increased technical demands associated with their IT infrastructure.
     We deliver our solutions primarily through three highly specialized data centers, or Network Access Points (NAPs) that were purpose-built and have been strategically located to enable us to become one of the industry leaders in terms of reliability, power availability and connectivity. Our owned NAP of the Americas facility, located in Miami, Florida, is one of the most interconnected data centers in the world and is a primary exchange point for high levels of traffic between the United States, Europe and Latin America; our owned NAP of the Capital Region, or NCR, located outside Washington, D.C., has been designed to address the specific security and connectivity needs of our federal customers; and our leased NAP of the Americas/West, located in Santa Clara, California, is strategically located in Silicon Valley to serve the technology and Internet content provider segments as well as provide access to connectivity to the U.S. west coast, Asia, Pacific Rim and other international locations. Each facility offers our customers access to carrier neutral connectivity as well as technologically advanced security, reliability and redundancy through 100% service level agreements, or SLAs, which means that we agree to provide 100% uptime for all of our customers’ IT equipment contained in our facilities. Our facilities and our IT platform can be expanded on a cost effective basis to meet growing customer demand.
     Our primary products and services include colocation, managed services and exchange point services.
•	Colocation Services: We provide customers with the space, power and a secure environment to deploy their own computing, network, storage and IT infrastructure.

•	Managed Services: We design, deploy, operate, monitor and manage our clients’ IT infrastructure at our facilities.

•	Exchange Point Services: We enable our customers to exchange Internet and other data traffic through direct connection with each other or through peering connections with multiple parties.
     Our business is characterized by long term contracts, which provide for monthly recurring revenue from a diversified customer base. Our customer contracts are generally 3 years in duration and our average quarterly revenue churn rate for the past four quarters has been less than 2% and we experienced no revenue churn in our federal customer base, which we believe is a reflection of the value of our integrated technology solutions and our ability to deliver the highest quality service. As an illustration of this principle, during the year ended March 31, 2009, approximately 90% of our overall revenue was recurring and over 70% of our new bookings were derived from existing customers.
     Our principal executive office is located at 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131. Our telephone number is (305) 856-3200.

The Offering

Common stock offered	4,000,000 shares. See “Selling Stockholder.”

Common stock outstanding	65,331,348 shares as of June 29, 2009, including the shares offered by the selling stockholder.

Use of proceeds	The selling stockholder will receive the proceeds from the sale of shares offered by this prospectus. We will receive none of the proceeds but will pay the expenses of this offering.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Market symbol	TMRK

RISK FACTORS
     Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as amended, which is incorporated by reference in this prospectus, and under similar headings in our subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any applicable prospectus supplement or free writing prospectus and in the other documents incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information About Terremark” in this prospectus. The risks and uncertainties we discuss in the documents incorporated by reference in this prospectus are those we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.
USE OF PROCEEDS
     We will not receive any proceeds from the selling stockholder’s sale of the shares of common stock offered by this prospectus.
SELLING STOCKHOLDER
     On May 25, 2009, we entered into a subscription agreement, referred to as the Subscription Agreement, with the selling stockholder, pursuant to which, on May 29, 2009, we sold to the selling stockholder four million shares of our common stock, referred to as the Shares, at a purchase price of $5.00 per share, for a total purchase price of $20 million. The foregoing issuance of our common stock was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder.
     The information contained in the table below in respect of the selling stockholder has been provided by the selling stockholder and has not been independently verified by us. The information set forth in the following table regarding the beneficial ownership after resale of the Shares is based upon the hypothetical assumption that the selling stockholder will sell all of the Shares owned by it and covered by this prospectus.

		Percentage			Percentage
		of Shares		Number	of Shares
	Number of	Beneficially		of Shares	Beneficially
	Shares	Owned Prior		Beneficially	Owned
Name of Selling	Beneficially	to the	Number of	Owned After	After
Stockholder	Owned	Offering(1)	Shares Offered	Offering	Offering(1)

VMware Bermuda Limited (2)	4,000,000	6.1%	4,000,000	0	*

*	Less than one percent.

(1)	Percentage ownership calculation is based on 65,331,348 shares of common stock outstanding as of June 29, 2009, inclusive of the shares of commons stock offered by the selling stockholder hereunder.

(2)	VMware Bermuda Limited, the record holder of the Shares, is a direct, wholly-owned subsidiary of VMware Global, Inc. (“VMware Global”), which is a direct, wholly-owned subsidiary of VMware, Inc. (“VMware”). VMware is a direct, majority-owned subsidiary of EMC Corporation (“EMC”). As of March 1, 2009, EMC owned approximately 83.7% of VMware’s common stock (approximately 29.8% of VMware’s Class A common stock and 100% of VMware’s Class B common stock) and controlled approximately 97.9% of the combined voting power of VMware’s common stock. Each of VMware Global, VMware and EMC may be deemed to beneficially own the Shares, and each of VMware Global, VMware and EMC disclaims beneficial ownership of the Shares.

PLAN OF DISTRIBUTION
     Pursuant to our obligations under the Subscription Agreement, we are registering the shares of common stock covered by this prospectus on behalf of the selling stockholder (or its pledgees, donees, transferees or other successors in interest selling shares received from the selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) to permit the resale of such shares of common stock by the holders thereof from time to time after the date of this prospectus. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
     The selling stockholder will act independently of Terremark in making decisions with respect to the timing, manner and size of each and any sale. The selling stockholder may sell the shares from time to time in one or more transactions on the NASDAQ Global Market or otherwise, at market prices prevailing at the time of sale, at a fixed offering price that may be changed, at varying prices determined at the time of sale or at negotiated prices. The selling stockholder may, subject to market conditions, dispose of its entire holding of our common stock. We will not receive any proceeds from the sale of shares included in this prospectus. The shares may be sold at various times by one or more means, including, but not limited to, the following:
•	through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder, the purchaser or such other persons who may be effecting such sales) for resale to the public or to institutional investors at various times;

•	through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

•	in private transactions other than exchange or quotation service transactions;

•	short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

•	hedging transactions, including, but not limited to:
•	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of shares and may use shares to close out its short position;

•	options or other types of transactions that require the delivery of shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares; or

•	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares;
•	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities;

•	offerings directly to one or more purchasers, including institutional investors;

•	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	through distribution to the securityholders of the selling stockholder;

•	by pledge to secure debts and other obligations;

•	through a combination of any such methods of sale; or

•	through any other method permitted under applicable law.
     Additionally, the selling stockholder may resell all or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act provided it meets the criteria and conforms to the requirements of Rule 144.
     The selling stockholder may negotiate and pay broker-dealers’ commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholder may allow other broker-dealers to participate in resales.
     The selling stockholder has acknowledged its obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M.
     We are not aware of any plans, arrangements or understandings between the selling stockholder and any underwriter, broker-dealer or agent regarding the sale of shares of common stock by the selling stockholder.
LEGAL MATTERS
     The validity of the common stock being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida.
EXPERTS
     The consolidated balance sheets of Terremark Worldwide, Inc. as of March 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, and the effectiveness of internal control over financial reporting as of March 31, 2009 appearing in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, have been incorporated herein by reference in reliance upon the report of KPMG LLP, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT TERREMARK
     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. This prospectus is part of a registration statement that we filed with the SEC, and it does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. You may read and copy the reports, statements and other information that we file, at the SEC’s Public Reference Room at 100 F Street, N.E., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Additionally, the Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission at http://www.sec.gov.
     We also make available free of charge on or through our Internet website, http://www.terremark.com under “Investor Relations”, all of the annual, quarterly and special reports, proxy statements, Section 16 insider reports on Form 3, Form 4 and Form 5 and amendments to these reports and other information we file with the SEC.

     Additionally, our board committee charters and code of ethics are available on our website and in print to any stockholder who requests them. The reference to our website address does not constitute incorporation by reference of the information contained in the website and should not be considered part of this prospectus or the registration statement of which this prospectus forms a part.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” some the documents we file with it into this prospectus. This means that we can disclose important information to you by referring you to those documents, and the information incorporated by reference is considered to be part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information.
     We incorporate by reference the documents listed below:
•	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the SEC on June 9, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on May 27, 2009, June 2, 2009, June 9, 2009, June 18, 2009 and June 29, 2009 (not including any information furnished under Items 2.02, 7.01 or 9.01 of Form 8-K, which information is not incorporated by reference herein); and

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-12475) filed with the Securities and Exchange Commission on May 2, 2007 and any amendments to such Registration Statement filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.
     In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (not including any information furnished under Item 2.02, 7.01 or 9.01 of Form 8-K and any other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein) prior to the termination of the offering, will be deemed to be incorporated herein by reference and to be a part of this registration statement from the date of filing of such documents. Any statement contained in a document incorporated herein by reference will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein, or in a subsequently filed document incorporated herein by reference, modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this registration statement.
     We will provide without charge to each person, including any stockholder, to whom a prospectus is delivered, upon oral or written request of that person, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:
Terremark Worldwide, Inc.
2 South Biscayne Blvd. Suite 2800
Miami, Florida 33131
Attention: Adam Smith, Corporate Secretary
(305) 856-3200

4,000,000 Shares
TERREMARK WORLDWIDE, INC.
Common Stock
_______________________
Prospectus
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July 17, 2009